PREDICTMEDIX INC.

MANAGEMENT DISCUSSION AND
ANALYSIS

For the three months ended April 30, 2022

PREDICTMEDIX INC.

MANAGEMENT DISCUSSION AND ANALYSIS

For the Three Months Ended April 30, 2022

(Information as at June 29, 2022 unless otherwise noted)

Introduction

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand Predictmedix Inc. (the "Company") unaudited condensed consolidated financial statements for the three months ended April 30, 2022.  This MD&A should be read in conjunction with the consolidated financial statements of the Company and the notes thereto for the year ended January 31, 2022 and the interim condensed financial statements for the three months ended April 30, 2022.  The effective date of this report is June 29, 2022. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Unless expressly stated otherwise, all financial information is presented in Canadian dollars. This MD&A contains certain forward-looking information and involves risks and uncertainties, including but not limited to, those described in the "Risk Factors" section.

Forward-Looking Statements

Certain statements contained in the following MD&A constitute forward-looking statements (within the meaning of the Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. The forward-looking statements may include statements regarding work programs, capital expenditures, timelines, strategic plans, market price of commodities or other statements that are not statement of fact.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company may differ materially from those reflected in forward-looking statements due to a variety of risks, uncertainties and other factors. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations include uncertainties involved in disputes and litigation, fluctuations in currency exchange rates; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and economic return; the need for cooperation of government agencies; the need to obtain additional financing and uncertainty as to the availability and terms of future financing; uncertainty related to the completion of the amalgamation.

It is the Company's policies that all forward-looking statements are based on the Company's beliefs and assumptions which are based on information available at the time these assumptions are made.  The forward- looking statements contained herein are as of April 30, 2021 and are subject to change after this date, and the Company assumes no obligation to publicly update or revise the statements to reflect new events or circumstances, except as may be required pursuant to applicable laws.

Although management believes that the expectations represented by such forward-looking information or statements are reasonable, there is significant risk that the forward-looking information or statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking information or statements in this MD&A include, but are not limited to, information or statements concerning our expectations regarding the ability to raise additional funds, results of the research and development performed in relation to the products and services of the Company, positive result due to the change in business model, possibility of entering into strategic alliance, distribution agreements and other arrangements to market their products and services and possibility of producing viable products through the use of the new technologies purchased and developed.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking information or statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and factors including: the possibility that opportunities will arise that require more cash than the Company has or can reasonably obtain; dependence on key personnel; dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to fluctuation of the stock market; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; and other risks and uncertainties which may not be described herein. The Company has no policy for updating forward looking information beyond the procedures required under applicable securities laws.

CORPORATE OVERVIEW

History

Admiral Bay Resources Inc. ("Admiral") was incorporated in British Columbia on September 3, 1987.

Effective September 23, 2019, Admiral was part of a three-cornered amalgamation among Admiral, 2693980 Ontario Inc. (a wholly owned subsidiary of Admiral) and Cultivar Holdings Ltd. (the "Transaction"). Admiral completed the acquisition of all the issued and outstanding shares of Cultivar Holdings Ltd. by way of a three-cornered amalgamation, pursuant to which 2693980 Ontario Inc., amalgamated with Cultivar Holdings Ltd. Pursuant to the Transaction, each registered shareholder of Cultivar Holdings Ltd. received one (1) common share in the capital of the Admiral for each common share held, resulting in the issuance of an aggregate of 97,439,900 common shares to Cultivar Holdings Ltd. Shareholders. As part of the Transaction, warrants of Cultivar Holdings Ltd. were replaced with common share purchase warrants of Admiral.

At completion of the Transaction, Admiral changed its name to Cultivar Holdings Inc. (the "Company" or "Predictmedix").

On April 9, 2020, the Company announced that it had completed its name change from "Cultivar Holdings Inc." to "Predictmedix Inc." (the "Name Change"). The CUSIP number assigned to the Company's common shares following the name change is CUSIP 74040L100 (ISIN CA74040L1004). In connection with the Name Change, the Company's trading symbol, as listed on the CSE and the OTCQB also changed from "CULT" to "PMED", and from "CVRHF" to "PMEDF", respectively.

The Company's corporate head office is located at 77 King Street W, Suite 3000, Toronto, Ontario, Canada, M5K 1G8.

On February 15, 2018, the Company had acquired a 49% interest in a newly incorporated Cultivar JA Limited, ("CJA") a corporation incorporated under the laws of Jamaica. The remaining 51% interest was owned by local Jamaican business partners. On March 27, 2020, the Company sold and discontinued its interests in CJA.

On July 16, 2018, the Company had acquired a 100% interest in a newly incorporated CannIP Holdings Inc. (formerly 2639745 Ontario Inc.) ("Cann") a corporation incorporated under the laws of the province of Ontario. Cann is engaged in the development of cosmetic and edible product lines, as well as investment in technology to detect the influence of cannabis on individuals. The Company did a one for one share exchange with Cann and issued 29,800,000 common shares to the shareholders of Cann.

The Company's Business and Products

The Company's business is focused on developing artificial intelligence ("AI") powered technologies for general workplace health and safety, and for the health care industry. In particular, the Company has developed A technology for the identification and detection of infectious disease symptoms (including COVID-19), sometimes referred to in this Registration Statement as our Infectious Disease Symptom Screening Solutions ("IDSS") and marketed in North America under the name "Safe Entry System."  In addition, the Company is developing AI powered products that address (1) detection of alcohol and/or cannabis impairment in individuals; (2) mental illness screening; and (3) remote patient monitoring and treatment plans, sometimes referred to herein as the Mobile Wellbeing product. The following is a description of our primary product, the IDSS, and the products under development.

Infectious Disease Symptom Screening Solutions ("IDSS")

Our primary product that is being marketed and sold currently.  All Canadian Display Company Ltd, an Ontario corporation doing business as "Juiceworks Exhibits" ("Juiceworks") is the constructor and selling agent for the Company's Safe Entry Systems in North America.  An initial license fee is received by the Company from customers when a Safe Entry System is sold or leased by Juiceworks.  The Company then will receive a recurring monthly licensing fee from customers.  A formal agreement with Juiceworks covering exclusive fabrication rights and non-exclusive selling rights is under discussion but has not been completed as of the date of this statement.  Outside of North America, the Company intends to market and sell the Safe Entry System directly, however, the Company may enter into arrangements with third parties similar to the arrangement with Juiceworks to cover other territories.

As a screening system, our IDSS does not render conclusive diagnoses, nor can it identify asymptomatic cases.  Rather, it can (and should) be used to identify persons who are more likely to test positive for certain infectious diseases and refer such persons to undergo a more definitive test, such as a rapid COVID test.  Our IDSS marketing targets potential customers who may have to rapidly screen large numbers of people where it is not practical to diagnostically test all of them.  Such a situation arises in many public events.  In a place where large numbers of people are to be admitted to a common area, the IDSS could be used to identify individuals who are more likely to test positive and yield a smaller pool of individuals who could then undergo a rapid diagnostic test prior to admission.

Our IDSS screening stations will be networked and will collect data on an entirely anonymous basis that will enhance the performance of our IDSS screening stations everywhere.  Our AI technology incorporates machine learning techniques that enables the system to improve accuracy as additional data is available.

Remote patient monitoring and treatment plans application, sometimes referred to herein as the Mobile Wellbeing product (the "Mobile Wellbeing App"	This product was substantially developed by Mobile Wellbeing, a company that we acquired in July of 2020. The product is a telemedicine remote patient monitoring platform. We are currently adding additional modules to this platform that will enable us to use a patient's history and real time medical data, such as blood pressure or blood glucose level, to provide patients and their medical professionals with treatment plans for chronic disease management and in some cases lifesaving advance notice of when a patient should go to a hospital. This product will be marketed or sold by the Company once the modules are added to the platform.

Products Under Development
Impairment Detection Screening	Our Impairment Detection Screening scanner is under development and is not being marketed or sold currently. The product incorporates the Company's proprietary AI technology and is being developed to detect cannabis and/or alcohol drug impairment in individuals. The product will be developed as a screening station that is capable of making a recommendation as to whether individuals passing through the screening station should undergo additional definitive testing.

Mental Health Screening	Our Mental Health Screening station is under development and is not being marketed or sold currently. The product will incorporate the Company's proprietary AI technology to detect behavioral and physiological indicators of mental illness such as depression, autism, ADHD and dementia. As a step in the screening process, persons would be asked to read a script while undergoing the scan that detects vocal qualities, vocal cadence and physiological factors such as blood flow in the face. The intended use for this product will be to screen for indicators of mental disorders and make recommendations as to whether individuals passing through the screening station should undergo additional evaluation. In this way, the system could be used as a triage tool at mental health centers, police stations or any setting where a preliminary mental health assessment is required, and mental health professionals are not readily available to perform an assessment or are over-taxed by an inflow of possible cases. This technology represents an ambitious application of the Company's AI technology and is in a developmental stage. A prototype is not expected prior to the second half of 2022 and may not be ready for public demonstration prior to 2023.

Operations

We will license our software to two distinct markets; law enforcement agencies and a variety of industries that are concerned about infectious disease and impairment in the workplace such as manufacturing, mining, and aviation, as well as any public venues where large numbers of people gather.

The Company's AI powered technology utilizes multispectral imaging with a focus on visual spectral imaging along with infrared thermography to identify individuals exhibiting symptoms associated with infectious diseases. The AI technology monitors and identifies potential presence of infectious disease symptoms such as fatigue, headache, coughing, sneezing, blood flow, sweat gland activation, metabolism, fever along with other key determinant factors. The technology can be deployed using multispectral cameras in facilities where there is large movement of people. The data collected is brought into a central server / cloud for analysis and alerts are sent in case of a positive detection. Privacy concerns are addressed by using dedicated servers, access control, no video data storage - only processing being carried out by our technology. Furthermore, even the summarized frames lack any personal identifiers. Additionally, the information on the camera stays anonymous so we cannot map which camera it is. The technology has been further refined and assembled in a proprietary hardware configuration (patent pending) which can be deployed in any facility with an electricity and an internet connection. This is in form of gateway structures like metal detectors seen in facilities all over North America. In addition to the technology development and deployment in North America, the Company is exploring business development opportunities across the world.

The Company has also focused on strategic acquisitions to bolster the technology portfolio which will carry long term value to the shareholders of the company. As such, in June 2020, the Company also announced a strategic acquisition which is a major step towards turning its screening technologies into a complete enterprise solution. The company announced the acquisition of MobileWellbeing, an innovative, feature rich, Telemedicine Remote Patient Monitoring platform.  The Company plans to integrate MobileWellbeing with its Artificial Intelligence driven rapid screening system for infectious diseases, including COVID-19, and its screening modules for impairment and mental illness. Notably, we expect to turn our screening solutions into enterprise solutions with back-end patient or employee return-to-work monitoring.  Additionally, we expect that this acquisition will allow Predictmedix to enter the growing markets of telehealth and clinical trials. Furthermore, MobileWellbeing can be used for data collection, transmission, evaluation, notification and intervention at home or through kiosks that might be especially useful in Long Term Care and Retirement Community settings.

MobileWellbeing has demonstrated its value in multiple different programs over several years, and has shown benefits such as improved patient health, minimized the impact of chronic disease, and driven down the cost for care through remote monitoring. MobileWellbeing has a unique and robust set of features such as, Assisted Monitoring that allows for data collection, transmission, evaluation, notification and intervention at home or through kiosks that might be especially useful in Long Term Care and Retirement Community settings.

The Interactive Voice Response System also gives patients the accessibility to interact with the system without the need for internet connected devices. This is an important consideration given the breadth of population affected and for regions, sometimes remote, where connectivity remains a major issue. The MobileWellbeing platform's suite of features are uniquely applicable to multiple use cases that impact Predictmedix clientele. Workplaces of all sizes and sectors want their Human Resources ("HR") departments to monitor employee recovery during quarantine periods and manage their transition back to work while maintaining employee privacy. Healthcare providers will now have a very robust tool to be able to remotely manage all aspects of care, recovery, and support whilst protecting all parties from the dangers of further infection transmission.

A patient can be critically ill or is not in a condition to visit the hospital or a medical physician on a regular basis. Such restriction may result in the deterioration of health of the patient. For example, a patient may be bed ridden and perfectly in good health but requires necessary monitoring of their health condition. At the same time, the patient is also reluctant to go to the hospital. In another scenario, the patient may be in a critical condition and needs lifesaving treatment before the patient can reach the hospital. All these scenarios require a system that can automatically recommend and adapt to a treatment so that the both lifestyle management and/or prescriptive analytics can provide better health management to a patient.

Patent Protection

The following patent applications have been submitted to the United States Patent and Trademark Office by individuals affiliated with the Company.  The individuals making the application have assigned all of their respective rights in the patent applications and in any patent(s) that may be issued.

Patent Application No. 16/892,369 Published on December 10, 2020	In June of 2020, principals of the Company filed Patent Application No. 16/892,369 which is related to a provisional patent application filed by sch individuals on June 7, 2019 (Provisional application No. 62/858,422). These applications cover the Company's proprietary system and method for detecting the impairment of an individual. The method involves operating a processor to receive at least one image associated with the individual an identify at least one feature in each image. The method further involves operating the processor to, for each feature: generate an intensity representation for that feature, apply at least one impairment analytical model to the intensity representation to determine a respective impairment likelihood and determine a confidence level for each impairment likelihood based on characteristics associated with at least the applied impairment analytical model and that feature. The method further involves operating the processor to define the impairment of the individual based on at least one impairment likelihood and the respective confidence level.

Patent Application No. 63012510	Artificial intelligence driven rapid testing system for infectious diseases.
Patent Application No. 63048131	System and Method to automatically recommend and adapt a treatment regime for patients.
Patent Application No. 63048152	System and Method to manage a regards program for patient treatment protocols
Patent Application No. 63058567	Utilizing healthcare providers network effect to increase compliance for better health outcomes.
Patent Application No. 63072392	System and Method to provide product recommendation and sponsored content to patients managed by computerized workflows for treatment protocols.

In July and August of 2021, an affiliate of the Company applied for the following patents related to the Mobile Wellbeing product.

Patent Application No. 17384686	System and method to automatically recommend and adapt a treatment regime for patients; Submitted July 23, 2021by Rajiv Muradia
Patent Application No. 17384773	System and method to manage a rewards program for patient treatment protocols; Submitted July 23, 2021by Rajiv Muradia
Patent Application No. 17385889	Utilizing healthcare providers network effect to increase compliance for better health outcomes; Submitted July 26, 2021 by Rajiv Muradia
Provisional application that was converted to a non-provisional application:
Patent Application No. 63072392	System and method to provide product recommendation and sponsored content to patients managed by computerized workflows for treatment protocols; Submitted August 15, 2021 by Rajiv Muradia

Private Placement Financing

In order to proceed forward with business development and technology commercialization, on March 5, 2021, Predictmedix announced that it has closed a non-brokered private placement for gross proceeds of $1,090,085 in a strategic financing round to catalyze the Company's operations as it scales its business. A total of 3,114,569 units were issued at a price of $0.35 each. Each unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share at an exercise price of $0.50 per share for a period of two years. The funds were to be used to focus on three specific areas:

1)  Marketing and Advertising: proceeds from the financing will be used to aggressively scale up our marketing operations and advertising for business development.

2)  Human Capital and Hiring: the company will be hiring additional engineers to assemble and deploy its product suite across the globe as it keeps up with ongoing purchase orders and increased demand.

3)  Research and Development: proceeds from the financing will be deployed in improving the efficiency of our proprietary algorithms and commercializing additional software and product features to improve infectious disease screening.

Gaining exposure in the US financial markets

As part of building long term shareholder value, the Company focused its efforts on further establishing itself on the US markets with an eventual goal of becoming a listed company on an exchange. As the first step, on March 29, 2021, the Company announced engaged with Kingswood Capital Markets, a prominent investment bank based out of New York City. Subsequently, the institution has changed its name to EF Hutton.

As the next step towards gaining traction in the US market, in June, 2021 the Company filed a registration statement on Form 20-F to register its common shares with the United States Securities and Exchange Commission (the "SEC"). The Company is currently a reporting issuer under the United States Securities Exchange Act of 1934.

Collaborations

On April 5, 2021, Predictmedix announced an agreement to deploy Safe Entry Stations in conjunction with with North American industry leaders All Canadian Display Company Ltd, an Ontario corporation doing business as "Juiceworks Exhibits" ("Juiceworks") ) and Connectus Global. Connectus Global is a leading Alberta-based solutions provider for process automation, worker safety and location monitoring applications across industrial and business sectors. With an integrated suite of digital workforce management and business continuity systems, the Company's internationally deployed solutions work to improve industrial safety, operational efficiency, and crisis recovery planning.

On June 11, 2021, the company announced expansion of their Safe Entry program with the institution of their first distributor, SBL Testing Technologies Inc (SBL) in partnership with JUICEWORKS.

On August 30, 2021, Predictmedix Announced their strategic partnership with major Indian defense contractor for Southern Asia region, Paras TechCare, a Division of Paras Defence. Paras Defense will manufacture and resell Safe Entry Stations into Indian private and public sectors on behalf of Predictmedix.

On October 5, 2021, Predictmedix announced that it has secured a new strategic partnership with Entertainment Bay, India LLP, one of the largest event production companies in India, for the deployment of Safe Entry Stations at its client events. Entertainment Bay is a leading event production company in India, leveraging 10+ years of experience providing a full range of event management services for companies, organizations and individuals at stadiums, theaters, music venues, hotels and conference event centers.

Company Developments

On April 14, 2021, the company announced a 24 month, multi-unit agreement to deploy Safe Entry Stations throughout the North American operations of Flow Water Inc. ("Flow Alkaline Spring Water" or "Flow"). The contract was executed by Juiceworks Exhibits. The contract marked the successful completion of our initial pilot, as the technology is now scaled and deployed across all of Flow's operations both in Canada and the United States.

On April 19, 2021, the Company announced deployment of Safe Entry Stations at 4 key office towers in downtown Calgary and Edmonton in partnership with Apsen Properties and Juiceworks. Calgary's The Edison, Palliser Complex, The Ampersand and Edmonton's Bell Tower are raising the bar by providing a completely voluntary infectious disease symptom screening option for their tenants.

On May 6, 2021, the Company announced deployment of Safe Entry Stations at the Aster Garden Optima Living Community in partnership with Optima Living, Connectus Global, and Juiceworks Exhibits.

On May 17, 2021, the Company announced that Safe Entry Station units will be deployed at the North American tour of Hockeyfest in partnership with Juiceworks Exhibits and Jones Entertainment Group. The deployments will begin with the first Hockeyfest event, kicking off on June 25, in London, Ontario. Hockeyfest is the world's largest street and pond hockey festival with tournaments scheduled in 9 cities all over North America.

On June 3, 2021, the Company announced the deployment of Safe Entry Stations at the Lavazza Drive In Film Festival to be held in Ontario from June 27 to July 17. Inaugurated as a grassroots non-profit film festival in 2012, Italian Contemporary Film Festival (ICFF) has grown to become one of the largest Italian film festivals outside of Italy. Safe Entry Stations will be deployed to screen staff at the Lavazza Drive-In Film Festival organized by ICFF and CHIN between June 27 and July 17, 2021.  It will then be used to rapidly screen patrons and staff prior to access to open-air screenings, set to begin mid-July.

On August 16, 2021, the Company engaged international investor relations specialists MZ Group to lead a comprehensive strategic investor relations and financial communications program across all key markets. MZ Group continues to work closely with Predictmedix management to develop and implement a comprehensive capital markets strategy designed to increase the Company's visibility throughout the investment community. MZ has developed a distinguished reputation as a premier resource for institutional investors, brokers, analysts and private investors. The firm maintains offices worldwide.

On August 26, 2021, the Company deployed several Safe Entry Stations at the Palm Tree Music Festival in Westhampton Beach, New York. The single-day event was an intimate festival experience designed to capture the unmatched feeling of summer in paradise with majestic beach vibes and unmissable sets by a lineup of global icons. The Palm Tree Crew partnered with Predictmedix and Northwell Health, New York's largest Health Care provider, to design a safety protocol for attendees.

On October 25, 2021, the Company announced a revenue-generating deployment of 15 Safe Entry Stations at the Formula 1 Aramco United States Grand Prix, which was held October 22-24, 2021 at the Circuit of The Americas ("COTA") in Austin, Texas, as part of the Company's reseller partnership with the Canadian-based JUICEWORKS EXHIBITS and CONNECTUS Global. At the event, four members of the catering staff scanned "red" when walking through the Safe Entry Station and were administered a rapid antigen test right after which tested positive. Those staff were sent home for recovery.

On November 2, 2021, the Company announced that it has been granted Conformitè Europëenne ("CE") Mark status and ISO13485 certification for its Safe Entry Station, enabling Predictmedix to commercialize in the European Union and key global markets. The CE mark declares the conformity of the Safe Entry Station with EU regulations and indicates that a product has been assessed by the manufacturer and deemed to meet EU safety, health and environmental protection requirements. ISO 13485 is the medical device industry's most widely used international standard for quality management. All Safe Entry Stations manufactured by the Company's reseller, Paras Defence & Space Technologies Ltd. ("Paras"), will now have the CE mark and ISO certification.

On December 16, 2021, the Company announced the inaugural health and wellness placement of the Safe Entry Station technology at Ste. Anne's Spa, a popular health and wellness retreat in Ontario. This marks the Company's foray into the hospitality space, as we believe the public demand for safe vacations and relaxation experiences is high.

On January 12, 2022, the Company announced the accuracy rates for its technology to identify cannabis and alcohol impairment. In a supervised environment with 128 participants, the Company's proprietary AI technology demonstrated a 79-87% efficacy in identification of cannabis impairment and 76-92% efficacy in identification of alcohol impairment (depending on the amount of cannabis or alcohol consumed by the subject). Furthermore, the company also announced a North American clinical study for its cannabis and alcohol impairment screening technology. Building on the datasets and insights from previous research and studies, the company announced commencement of an additional clinical study in February 2022 with researchers and doctors at a North American hospital. If the study shows similar results, the hospital study will provide a third-party independent validation of the Company's impairment detection solution ahead of commercial launch. The data collected can be used by the Company to further fine-tune the AI algorithms. The results of the independently validated study will be published in a peer-reviewed medical journal.  The Company has engaged an accredited consulting firm to assist the Company in seeking classification of the technology as a class II medical device in the US.

On January 26, 2022, the Company announced another North American clinical study for it's infectious disease screening technology. Predictmedix is providing one (1) Safe Entry Station to be used to screen staff to provide protection, and two (2) units to screen incoming patients along with collecting symptom data from COVID-19 positive patients, whom will be validated by PCR tests.  The hospital study will provide a third-party independent validation of the Company's Infectious Diseases Detection Solution ahead of a commercial launch, fulfilling a prerequisite for certification with the U.S.  Food and Drug Administration (FDA). The results of the study will be published in a peer-reviewed medical journal. Predictmedix has engaged an accredited consulting firm to assist the Company in seeking classification of the technology as a Class II Medical Device in the United States. Class II devices are FDA approved for the market through the Premarket Notification, or 510(k) process. The 510(k) process entails a complex application to the FDA, which demonstrates that a device is safe and effective by demonstrating that the device is equivalent to another device which is on the market. While individual aspects and features of the Safe Entry Station are comparable to FDA class II devices, it is important to note that the Safe Entry Station differs from other medical devices as it is assimilating multiple features and combining it with the artificial intelligence driven decision making, which has wide ranging applications in healthcare.

The clinical studies are critical for the company to move forward with full scale commercialization of its technology. Although, the company has successfully deployed its technology at tier 1 events across the globe and has received validation from the client, the third party clinical validation will serve as the launching pad for global rollout and expansion of the technology.

On April 5, 2022, the company announced conclusion of an initial deployment of a Safe Entry Station at a major Las Vegas entertainment event through its partnership with Uptown Sports Marketing. The event venue served as a unique opportunity to demonstrate the Company's proprietary AI-enabled screening solution to area representatives from some of the largest Las Vegas and Global entertainment and hospitality sector companies, which visited the Safe Entry Station throughout the week to see it in action.

Predictmedix and Uptown Sports Marketing partnered with the Las Vegas event organizer to design a safety protocol for event attendees to efficiently screen key operating staff and performers for signs of infectious diseases as they entered the event for work. This was then evaluated by Las Vegas hospitality sector representatives as staff and performers walked through the Safe Entry Station to rapidly identify multiple symptoms of infectious diseases such as COVID-19, displaying the result in the form of a red or green light.

Merger transaction

During the year ended January 31, 2020, the Company completed the following acquisition:

Effective September 23, 2019, the Company was part of a three-cornered amalgamation among the Company, 2693980 Ontario Inc. (a wholly owned subsidiary) and Cultivar Holdings Ltd. (the "Transaction"). The result of the transaction was that Admiral acquired all the issued and outstanding securities of Cultivar Holdings Ltd. on the basis of one share of Admiral for each share of former Cultivar. All outstanding warrants to purchase former Cultivar shares were exchanged, on an equivalent basis, for warrants to purchase shares of the Company. At completion of the transaction, Admiral changed its name to Cultivar Holdings Inc. and former Cultivar was amalgamated into 2693980 Ontario Inc.

Under IFRS, this was considered a Reverse Merger and Recapitalization (commonly referred to as a Reverse Take Over or "RTO"). The Company issued 6,514,249 shares valued at $0.21 per share, with a total value of $1,367,992 for the acquisition.

The fair value of the acquired assets and liabilities assumed is as follows:

Assets acquired by the Company:
Cash	$3,448
Prepaid expenses	1,125
Liabilities assumed by the Company:
Accounts payable	(19,127)
Loans payable	(107,526)
Net liabilities assumed	(122,079)
Fair value of shares issued	(1,367,992)
Loss on acquisition	$(1,490,071)

The current directors and officers of the Company are:

Sheldon Kales (Director and Chief Executive Officer),

Dr. Rahul Kushwah (Director and Chief Operating Officer),

Rakesh Malhotra (Chief Financial Officer and Corporate Secretary),

Tom Sipos (Director),

Ajit Kumar (Director).

Sale of interest in Cultivar JA Limited

On March 27, 2020, the Company entered into a sale agreement (the "Sale Agreement") with respect to its 49% interest in Cultivar JA Limited ("Cultivar JA"), which holds a provisional cannabis cultivation license in Jamaica.

Pursuant to the terms of the Sale Agreement, the Company's wholly-owned subsidiary, Cultivar Holdings Ltd., agreed to sell its 49% interest in Cultivar JA and all related royalty interests to the principals of Cultivar JA in exchange for the principals of Cultivar JA agreeing to return and cancel 4,000,000 common shares of the Company owned by the principals.  In addition, the principals also agreed to terminate their right to receive an additional 500,000 common shares of the Company which had been reserved for issuance upon Jamaica's Licensing Authority issuing final approval for Cultivar JA's license.

The sale agreement constituted a discontinued operation involving the loss of control of Cultivar JA by the Company. A discontinued operation is a component of the Company's business that represents a separate major line of business or a geographical area of operations that has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or earlier if the operation meets the criteria to be classified as held for sale. When an operation is classified as a discontinued operation the comparative statement of comprehensive loss and cash flow operation is re-presented as if the operation had been discontinued from the start of the comparative period.

The sale agreement constituted a discontinued operation of the Company effective March 27, 2020. As a result, all the assets and liabilities of Cultivar JA have been removed from the statement of financial position of the Company. The cancellation of 4,000,000 shares of the Company have been valued at $540,000, being the fair value of the shares on the date of the sale transaction.

The expenses of Cultivar JA have been determined to be a discontinued operation by the Company, and as a result, have been disclosed separately on the statement of income (loss) and comprehensive income (loss)

	For the three months ended April 30, 2022	For the three months ended April 30, 2021

Expenses:
Amortization	$-	$-
Interest expense	-	-
Travel, entertainment and related	-	-
Net loss for the period prior to the sale transaction	-	-
Gain on divesture	-	-
Gain (Loss) from discontinued operations, net of tax	$-	$-

Intangible Assets

a) On July 21, 2020, the Company completed the acquisition of MobileWellbeing ("MWB"), an innovative, feature rich, Telemedicine Remote Patient Monitoring platform that will integrate with the Company's Artificial Intelligence ("AI") driven rapid screening system for infectious diseases, including COVID-19.

The consideration for the purchase was satisfied by payment in cash for $25,000, issuance of 20,000 shares and additional 30,000 shares to be issued on the 90th day of close. Consideration paid in the form of equity instruments is being considered share- based payment within the scope of IFRS 2 Share-based Payment and this asset acquisition is fair valued for a total consideration for $78,000 at the point control was obtained.

The acquisition has contingent considerations and royalty payments on achievement of certain milestones. The Company shall pay royalty of 20 percent of gross sales from the first $2.5 million in sales generated exclusively from the MWB platform. In addition, the Company is obligated to issue an additional 200,000 common shares commencing with the release of the initial version of the MWB platforms to the market and achievement of sales related milestones.

Contingent consideration in an asset acquisition was discussed at the March 2016 IFRS Interpretations Committee (IFRIC) meeting. An accounting policy choice exists, therefore an entity may recognize a liability for the expected variable payments at the time control of the underlying asset is obtained or they may only recognize such a liability as the related activity that gives rise to the variability occurs. The Company has opted to recognize the liability only when the related activity that gives rise to the variability occurs.

Consideration
Cash consideration on closing	$25,000
Issued shares (50,000 shares issued at $1.06/share)	53,000
$78,000

Purchase Price allocation
Intangible asset- MWB remote patient monitoring platform	$78,000
$78,000

b) The Company's other intangible asset relates to the development of infectious disease symptom screening solution ("IDSS").

The Company has commenced amortization on the intangible assets on a straight-line basis over the useful life estimated to be for 5 years.

The Company's intangible assets are comprised of the following:

	MWB	IDSS	Total
Cost
Balance at January 31, 2021	$91,970	$156,040	$248,010
Additions	46,591	286,778	333,369
Balance at January 31, 2022	$138,561	$442,818	$581,379
Additions	-	20,450	20,450
Balance at April 30, 2022	$138,561	$463,268	$601,829
Accumulated amortization:
Balance as at January 1, 2021	$-	$-	$-
Amortization	18,990	43,611	62,601
Balance as at January 31, 2022	$18,990	$43,611	$62,601
Amortization	6,756	22,294	29,050
Balance as at April 30, 2022	$25,746	$65,905	$91,651
Net Book Value
Balance, April 30, 2022	$112,815	$397,363	$510,178
Balance, January 31, 2022	$119,571	$399,207	$518,778

SELECTED FINANCIAL INFORMATION

The following table contains selected consolidated financial information of the Company for the three months ended April 30, 2022 and 2021.

	April 30, 2022 $	April 30, 2021 $
Revenues	21,500	-
Gross Profit	13,100	-
Total operating expenses	(324,368)	(414,186)
Net loss and comprehensive loss	(311,268)	(414,186)
Loss per common share - basic and diluted	(0.003)	(0.004)
Weighted average number of common shares outstanding- Basic and Diluted	109,051,292	105,134,748

The chart below presents the summary financial information of the Company:

	As at April 30, 2022 $	As at January 31, 2022 $
Current assets	507,010	641,624
Non-current assets	627,878	595,033
Total assets	1,134,888	1,236,657
Current liabilities	546,646	349,672
Total long-term liabilities	-	-
Shareholders' equity	588,242	886,985
Cash dividends per common share	-	-

OVERALL PERFORMANCE AND RESULTS OF OPERATIONS

	For the three months ended April 30, 2022	For the three months ended April 30, 2021

Revenue	$21,500	-
Cost of revenue	8,400	-
Gross profit	13,100	-

Expenses:
Administration and general	$10,961	$5,422
Amortization	37,253	614
Audit and accounting	-	1,750
Consulting fees	30,549	70,141
Investor relations	31,162	-
Legal fees	23,911	50,220
Management fees	57,900	45,900
Marketing expenses	55,676	134,280
Payroll and related	25,887	-
Rent expense	8,632	6,000
Share based compensation	12,525	83,557
Transfer agent and filing fees	19,566	4,260
Travel, entertainment and related	1,346	3,042
Vehicle use expenses	9,000	9,000
Total operating expenses	(324,368)	(414,186)
Loss and comprehensive loss	$(311,268)	$(414,186)

Revenues

The Company generated revenue of $ 21,500 during the quarter ended April 30, 2022 (April 30, 2021- $nil). The revenue comprised of monthly scanning revenue relating to its business focus and development of artificial intelligence ("AI") technologies

Expenses and Net Loss

Total operating expenses for the three months ended April 30, 2022, were $324,368 as compared to operating expenses of $414,186 for the three- month period ended April 30, 2021.

Significant variances

Amortization expense for the period ended April 30, 2022 was $ 37,253 as compared to $614 for the prior period. The major expense during the current period was the amortization of Intangibles for $29,050 (prior period $ nil). During the latter part of the prior year, the Company commenced amortization of intangibles on a straight-line basis over the estimated useful life for 5 years. In addition, the Company amortized property and equipment for the current period for $8,203 as compared to $614 for the prior period.

Noncash share-based compensation of $ 12,525 for the three months ended April 30, 2022 (prior period $83,557), consists of the fair value (Black- Scholes calculation) of the vesting of options to directors, officers and consultants.

Consulting fees costs for $30,549 for the three months ended April 30, 2022 (prior period $70,141) consists primarily of fees paid to consultants to assist with operations of the Company. The decrease in consulting fees during the period ended April 30, 2022, as compared to 2021 was a result of the Company hiring employees on payroll and reducing reliance on outside consultants.

Legal fees for the three months ended April 30, 2022, was $23,911 as compared to legal fees for $50,220 for the three months ended April 30, 2021. The increase in fees in the prior period was primarily in relation to the legal expenses incurred for applying for a listing in the USA.

Transfer agent and filing fees for the three months ended April 30, 2022, was $19,566 as compared to prior period expense for $4,260. The increased expense was primarily the costs of filing and compliance for the filings in the USA. The Company is currently a reporting issuer under the United States Securities Exchange Act of 1934.

Marketing expenses for $55,676 for the three months ended April 30, 2022 (prior period $134,280) consists primarily of media marketing of the Company and its products. The reduction in costs during the current period is a result of Company's effort to reduce costs until additional funding is available.

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all available funds will be invested to finance existing activities.

The following table summarizes financial information for the three months ended January 31, 2022 and the preceding seven quarters:

	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021
	$	$	$	$	$	$	$	$
Revenue	21,500	34,540	50,640	49,640	-	-	-	-
Net income (loss)	(311,268)	(622,287)	(463,119)	(382,586)	(414,186)	(632,471)	(493,841)	(473,268)
Income (Loss) per share, basic and fully diluted	(0.003)	(0.006)	(0.004)	(0.004)	(0.004)	(0.006)	(0.005)	(0.005)
Cash dividends for common shares	-	-	-	-	-	-	-	-

CRITICAL ACCOUNTING ESTIMATES

Preparing financial statements in conformity with IFRS requires the Company to select from possible alternative accounting principles. Estimates also affect classification and reported amounts for various assets, liabilities, equity balances, revenues and expenses. Prior estimates are revised as new information is obtained and are subject to change in future periods.  Management believes the accounting policies and estimates used in preparing the consolidated financial statements are considered appropriate in the circumstances but are subject to numerous judgments and uncertainties inherent in the financial reporting process.

The preparation of these condensed interim consolidated financial statements requires management to make judgements regarding the going concern of the Company, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates and has been determined for each entity within the Company. The functional currency for the Company and its subsidiary has been determined to be the Canadian dollar.

Income taxes - There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The Company recognizes liabilities based on the Company's current understanding of tax laws as applied to the Company's circumstances.  Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Stock option valuation ‐ Issuances and grants of share options are valued using the fair value method.  Management uses the Black-Scholes valuation model to estimate the fair value of options determined at grant date.  Grants of options result in non-cash charges to expense and a corresponding credit to share-based payment reserves.  Charges associated with granted options are recorded over the vesting period.  Significant assumptions affecting valuation of options include the trading value of the Company's shares at the date of grant, the exercise price, the term allowed for exercise, a volatility factor relating to the Company's historical share price, forfeiture rates, dividend yield and the risk-free interest rate.

Useful life of property and equipment - Property and equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience and takes into consideration the anticipated physical life of the asset, potential for technological obsolescence, and regulations.

Useful life of intangible assets - The intangible asset is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience and takes into consideration the anticipated life of the asset, the potential for technological obsolescence, and regulations.

COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

LIQUIDITY AND CAPITAL RESOURCES

At April 30, 2022 the Company had cash and cash equivalents of $31,420 and working capital deficit of $39,636.

During the three months ended April 30, 2022, the Company was provided cash of $nil from financing activities, used $109,784 in operating activities and used $70,098 in investing activities.

During the three months ended April 30, 2021, the Company was provided cash of $1,681,628 from financing activities, used $418,739 in operating activities and used $41,568 in investing activities.

At January 31, 2022, the Company had cash and cash equivalents of $211,302 and working capital of $291,952.

The Company has financed its operations from inception to date through the issuance of equity shares.

During the quarter ended April 30, 2022, the Company had cash outflows from operating activities of $109,784 (prior period outflows for $418,739), which was a result of the net loss of $311,268 (prior period $414,186), reduced by the non- cash items included in net loss of $49,778 (prior period reduced by $84,171) and reduced by changes in non-cash working capital of $151,706 (prior period increased by $88,724). There was an overall decrease in cash outflows from operating activities by $308,955 in the current period as compared to the prior period.

The non- cash items included in net loss for the period ended April 30, 2022, includes amortization of intangible assets for $29,050 (prior period $nil), amortization of property and equipment for $8,203 (prior period $ 614) and share based compensation of $12,525 (prior period $83,557).

The non-cash working capital adjustments for the period ended April 30, 2022, includes outflow as a result of increase in sales tax receivable for $19,298 (prior period increase of $26,877), outflow as a result of increase in prepaid expenses for $5,630 (prior period inflow as a result of decrease in prepaid expenses for $3,799), outflow as a result of increase in accounts receivable by $20,340 (prior period $nil),  inflow as a result of increase in accounts payable and accrued liabilities for $200,474 (prior period outflow as a result of decrease for $65,646) and outflow as a result of decrease in deferred revenue for $3,500 (prior period $nil).

The Company had outflow from investing activities during the period ended April 30, 2022 for $70,098 (prior period outflow for $41,568). During the current period, the Company purchased property and equipment for $49,648 (prior period $nil) and invested in intangible assets for $20,450 (prior period $41,568).

The Company had inflow from financing activities during the prior period ended April 30, 2021 for $1,681,628 (current period $nil).  During the prior period ended April 30, 2021, the Company received 1,090,085 proceeds of private placement of units and incurred $3,770 as share issue expenses. In addition, during the prior period the Company received proceeds of $595,313 from exercise of options.

The Company has financed its operations from inception to date through the issuance of equity shares.

The Company as of April 30, 2022 has commenced to generate revenues; as such, administrative and other expenses exceed available cash resources and additional funding will be required to further its projects and to meet ongoing requirements for general operations. The ability of the Company to continue as a going concern is dependent on raising additional financing, development of its projects and generation of profitable operations.

As such, the Company believes it will require additional funding over the next 12 months.

The Company's objectives when managing its capital structure are to preserve the Company's access to capital markets and its ability to meet its financial obligations.

Based on available funds, the Company manages its capital structure and makes adjustments to it to maintain flexibility while achieving the objectives stated above as well as support future business opportunities.

To manage the capital structure, the Company may adjust its project plans, operating expenditure plans, or issue new common shares.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company is not subject to externally imposed capital requirements or covenants.

OUTSTANDING SHARE DATA

At April 30, 2022 the Company had 109,051,292 common shares outstanding. As of date of the MD&A, the Company has 109,051,292 common shares outstanding.

At April 30, 2022, the Company had 580,000 outstanding stock options and 3,114,569 warrants. As of date of the MD&A, the Company has 580,000 outstanding stock options and 3,114,569 warrants.

a) Common shares

The holders of common shares are entitled to receive dividends which are declared from time to time and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company's residual assets.

b) Share issuances

During the three- month period ended April 30, 2022

The Company did not issue any stock during the three months ended April 30, 2022.

During the year ended January 31, 2022

  On March 5, 2021, the Company closed a private placement of 3,114,569 units at $0.35 per unit for a consideration of $1,090,085. Each unit is comprised of one common share and one common share purchase warrant, with each warrant exercisable into a common share of the Company at an exercise price of $0.50 per share for a period of 24 months. The Black-Scholes option pricing model was used to determine the fair value of the warrants using the following weight average assumptions:  Expected dividend yield of 0%; risk free interest rate of 0.29%; expected volatility of 131%; expected life of 2 years.  The relative fair value of the warrants has been valued at $394,681 and common shares at $695,404. In connection with this private placement, the Company incurred $3,770 in share issuance costs.
  3,968,750 shares were issued upon exercise of 3,968,750 options at a price of $0.15 per share for total gross proceeds of $595,313. An amount of $361,284 was reclassed from share-based payment reserve to share capital.
  250,000 shares were fair valued at $36,250 and issued for services.

Continuity of the Company's warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, January 31, 2020	1,648,000	$0.50
Exercised	(100,000)	$0.50
Outstanding, January 31, 2021	1,548,000	$0.50
Issued	3,114,569	$0.50
Expired	(1,548,000)	$0.50
Outstanding, April 30, 2022 and January 31, 2022	3,114,569	$0.50

As at April 30, 2022, the Company had the following warrants outstanding:

Outstanding	Exercise Price	Remaining Life (Years)	Expiry Date
3,114,569	$0.50	0.84	March 5, 2023

(c) Stock Options

The Company has established a stock option plan whereby officers, directors, employees and service providers may be granted options to purchase common shares at a fixed price. Vesting and expiry provisions are determined at the date of grant. The plan provides for the issuance of stock options to acquire up to 10% of the Company's issued and outstanding capital.  The plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases.

Three- month period ended April 30, 2022

(a) The Company expensed $1,834 relating to the vesting of options issued on March 23, 2021, resulting in unvested stock- based compensation expense of $nil as of April 30, 2022.

(b) The Company expensed $6,778 relating to the vesting of options issued on June 9, 2021, resulting in unvested stock- based compensation expense of $nil as of April 30, 2022.

(c) The Company expensed $3,913 relating to the vesting of options issued on July 30, 2021, resulting in unvested stock- based compensation expense of $3,913 as of April 30, 2022.

As of April 30, 2022, there was a total of $3,913 of unvested stock-based compensation expense.

Continuity of the Company's options is as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding, January 31, 2022	1,100,000	$0.42
Expired	(70,000)	$0.54
Expired	(200,000)	$0.54
Expired	(250,000)	$0.36
Outstanding, April 30, 2022	580,000	$0.40

As at April 30, 2022, the Company had the following share purchase options outstanding and exercisable:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date
80,000	80,000	$1.02	3.21	July 17, 2025
250,000	187,500	$0.35	0.61	December 9, 2022
250,000	187,500	$0.25	1.25	July 30, 2023
580,000	455,000	$0.40	1.24

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The fair value of the Company's accounts receivables and accounts payable, approximate carrying value, due to their short-term nature.  The Company's cash is measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.

Financial risk management and objectives

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk, and market risk (including interest rate risk, foreign currency risk, and commodity price risk).

The Company thoroughly examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks.  Where material, these risks are reviewed and monitored by the Board of Directors.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk as during the period ended April 30, 2022, one customer represented 100% of the total revenue and represented 100% of the total accounts receivable.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company historically has generated cash flows primarily from its financing activities.

The Company manages its liquidity needs by carefully monitoring scheduled costs. Liquidity is measured in various time bands, on day to day and week-to-week basis, as well as on long term liquidity needs over 180 day to 360 day look out periods. Funding for long term liquidity needs is based on the ability of the Company to successfully complete private placements.

As at April 30, 2022, the Company had cash and cash equivalents of $31,420 to settle current liabilities of $546,646.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk.

(b) Price risk

The Company is not exposed to significant price risk as it does not possess investments in publicly traded securities.

(c) Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument denominated in a foreign currency will fluctuate because of changes in foreign exchange rates. Effective sale of the Company's interest in Cultivar JA in March 2020, the Company has no exposure to any currency except Canadian dollars.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

TRANSACTIONS WITH RELATED PARTIES

Related parties include key management personnel, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions. Key management of the Company are members of the Board of Directors, the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and the Chief Operating Officer ("COO"). Transactions with key management personnel not disclosed elsewhere in the financial statements include the following:

	Three months ended April 30, 2022	Three months ended April 30, 2021

Management fees to the CEO	$30,000	$25,500
Management fees to the COO	25,500	18,000
Management fees to the CFO	2,400	2,400
Total Management fees	$57,900	$45,900
Vehicle expense to the CEO	4,500	4,500
Vehicle expense to the COO	4,500	4,500
Rent to the CEO included in rent expense	6,000	6,000
	$72,900	$60,900

During the three months ended April 30, 2022, the Company expensed $36,000 (April 30, 2021: $21,000) being marketing expenses to companies controlled by the children of the CEO.

As of April 30, 2022, there was $94,463 due to related parties (April 30, 2021- $nil).

Notes:

a) The management fees paid to the CEO, COO and CFO as detailed above are routine and regular compensation for services provided on an ongoing basis to the Company.

b) Marketing fees paid to Companies owned by children of the CEO, relates to services for marketing, website development/support/maintenance as well as content creation services. In addition, services include providing operational and project management services.

BOARD PURPOSE AND FUNCTION

The directors and management of the parent company have experience operating in Canada and the United States and taking projects through to various stages of development. The Board's purpose is to ensure corporate governance, risk, strategy and shareholder interests are priorities at all times.

COMMITMENTS AND CONTINGENCIES

Effective July 1, 2020, the Company signed a two-year contract with a corporation owned and controlled by the CEO to pay monthly compensation of $8,500 for CEO services which effective September 1, 2021 was revised to $10,000 per month. In addition, the Company is obligated to pay monthly rent for $2,000 and an additional $1,500 for the use of a personal vehicle.

Effective July 1, 2020, the Company signed a two-year contract with a corporation owned and controlled by the COO to pay monthly compensation of $6,000 for COO services which effective May 1, 2021, is revised to $8,500 per month. In addition, the Company is obligated to pay an additional $1,500 for the use of a personal vehicle.

CONTROL AND PROCEDURES

The Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with IFRS.

Based on this assessment, it was determined that certain weaknesses existed in internal controls over financial reporting.  As indicative of many small companies, the lack of segregation of duties and effective risk assessment were identified as areas where weaknesses existed.  The existence of these weaknesses is to be compensated for by senior management monitoring, which exists.  The officers will continue to monitor very closely all financial activities of the Company and increase the level of supervision in key areas.  It is important to note that this issue would also require the Company to hire additional staff in order to provide greater segregation of duties. Since the increased costs of such hiring could burden the Company's financial resources, management has chosen to disclose the potential risk in its filings and proceed with increased staffing only when the budgets and workload will enable the action.  The Company has attempted to mitigate these weaknesses, through a combination of extensive and detailed review by the CFO of the financial accounting and reporting.

(a) The Company being a venture issuer, is not required to certify the design and evaluation of the Company's Disclosure Control and Procedures ("DC&P") and Internal Control Over Financial Reporting ("ICFR") and has not completed such an evaluation; and

(b) inherent limitations on the ability of the certifying officers to design and implement on a cost effective basis DC&P and ICFR for the issuer may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Current and potential investors should give special consideration to the risk factors involved, should the Company continue in the cannabis business.

Management

Dependence on Key Personnel, Contractors and Service Providers, shareholders of our Company rely on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company and in selecting and developing new investment and expansion opportunities.  The Company may need to recruit additional qualified contractors and service providers to supplement existing management.  The Company will be dependent on a relatively small number of key persons, the loss of any one of whom could have an adverse effect on the Company.

Value of Our Common Shares

The value of the Company's common shares could be subject to significant fluctuations in response to variations in and annual operating results, the success of the Company's business strategy, competition or other applicable regulations which may affect the business of the Company and other factors.

Impact of Covid-19

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specially identified as "COVID-19" has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Corporation and its operating subsidiaries in future periods.

Additional Funding and Financing Risk

Additional funds will be required for future development.  The source of future funds available to the Company is through the sale of additional equity capital or borrowing of funds.  There is no assurance that such funding will be available to the Company. Furthermore, even if such financing is successfully completed, there can be no assurance that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company's business and financial position.  In addition, any future equity financings by the Company may result in substantial dilution for existing shareholders.

Uninsured Hazards

The Company currently carries no insurance coverage.  The potential costs that could be associated with any liabilities not covered by insurance or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the Company's financial position.

Conflicts of Interest

Certain Directors and Officers of the Company also serve as Directors and officers of other companies involved in development and production.  Consequently, there exists the possibility that such Directors or Officers may be in a position of conflict of interest.  Any decision made by such Directors or Officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies.  In addition, such Directors will declare and refrain from voting on, any matter in which such Directors may have a material conflict of interest.

General Venture Company Risks

The common shares must be considered highly speculative due to the nature of the Company's business, the early stage of its deployment, its current financial position and ongoing requirements for capital. An investment in the common shares should only be considered by those persons who can afford a total loss of investment and is not suited to those investors who may need to dispose of their investment in a timely fashion. Investors should consult with their own professional advisors to assess the legal, financial and other aspects of an investment in common shares.

Uncertainty of Revenue Growth

There can be no assurance that the Company can generate substantial revenue growth, or that any revenue growth that is achieved can be sustained. Revenue growth that the Company has achieved or may achieve may not be indicative of future operating results. In addition, the Company may increase further its operating expenses in order to fund increase its sales and marketing efforts and increase its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not subsequently followed by increased revenues, the Company's business, operating results and financial condition will be materially adversely affected.

Marketing and Distribution Capabilities

In order to commercialize its technology, the Company must either acquire or develop an internal marketing and sales force with technical expertise and with supporting distribution capabilities or arrange for third parties to perform these services. In order to market certain of its products, the Company must either acquire or develop a sales and distribution infrastructure. In order to maximize sales of other products, the Company may determine that it needs to either acquire or develop a sales and distribution infrastructure. The acquisition or development of a sales and distribution infrastructure would require substantial resources, which may divert the attention of its management and key personnel and defer its product development and deployment efforts. To the extent that the Company enters into marketing and sales arrangements with other companies, its revenues will depend on the efforts of others. These efforts may not be successful. If the Company fails to develop substantial sales, marketing and distribution channels, or to enter into arrangements with third parties for those purposes, it will experience delays in product sales and incur increased costs.

Rapid Technological Development

The markets for the Company's products and services are characterized by rapidly changing technology and evolving industry standards, which could result in product obsolescence or short product life cycles. Accordingly, the Company's success is dependent upon its ability to anticipate technological changes in the industries it serves and to successfully identify, obtain, develop and market new products that satisfy evolving industry requirements. There can be no assurance that the Company will successfully develop new products or enhance and improve its existing products or that any new products and enhanced and improved existing products will achieve market acceptance. Further, there can be no assurance that competitors will not market products that have perceived advantages over the Company's products or which render the products currently sold by the Company obsolete or less marketable. Regardless of the Industry as a whole, the less lethal sector moves somewhat slower in the adaptation and integration of new products.

The Company must commit significant resources to developing new products before knowing whether its investments will result in products the market will accept. To remain competitive, the Company may be required to invest significantly greater resources then currently anticipated in research and development and product enhancement efforts and result in increased operating expenses.

Competition

The Company's industry is competitive and composed of many foreign companies. The Company expects to experience competition from competitors whom it expects to continue to improve their products and technologies. Competitors may announce and introduce new products, services or enhancements that better meet the needs of end-users or changing industry standards, or achieve greater market acceptance due to pricing, sales channels or other factors. Competitors may be able to respond more quickly than the Company to changes in end-user requirements and devote greater resources to the enhancement, promotion and sale of their products.

Intellectual Property

The Company's ability to compete effectively will depend, in part, on its ability to maintain the proprietary nature of its technology and manufacturing processes. Although the Company considers certain of its product designs as well as manufacturing processes involving certain of its products to be proprietary, patents or copyrights do not protect all design and manufacturing processes. The Company has adopted procedures to protect its intellectual property and maintain secrecy of its confidential business information and trade secrets. However, there can be no assurance that such procedures will afford complete protection of such intellectual property, confidential business information and trade secrets. There can be no assurance that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technology.

To protect the Company's intellectual property, it may become involved in litigation, which could result in substantial expenses, divert the attention of its management, cause significant delays and materially disrupt the conduct of its business.

Business Segment and Concentration

The Company, through its subsidiaries, is currently focused on artificial intelligence ("AI") technologies which are targeting two specific areas: 1) workplace health and safety and 2) healthcare.  All assets are located in Canada except property and equipment for $70,965 which is located in India.

During the three months ended April 30, 2022, one customer represented 100% of the total revenue and represented 100% of the total accounts receivable.

STRATEGY AND OUTLOOK

Our objective is to maximize the value of the Company for our shareholders and our strategy to obtain this result is to continually seek opportunities to participate in new ventures primarily in AI.